EXHIBIT 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unit Holders, Sponsor and Trustee of

Tax Exempt Securities Trust:

We consent to the use of our report dated January 13, 2006, included herein, on the statements of assets and liabilities of Tax Exempt Securities Trust (comprised of National Trust 375 (Intermediate/Long Series), National Trust 376, Florida Trust 130, New York Trust 235 and Pennsylvania Trust 129), including the portfolios of securities, as of September 30, 2005, and the related statements of operations and changes in net assets for the year ended September 30, 2005 and for the period from September 24, 2003 (initial date of deposit) to September 30, 2004.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York

January 13, 2006